September 25, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sonia Bednarowski

Re:	TripBorn, Inc. Registration Statement on Form S-1 File No. 333-220381

Ladies and Gentlemen:

  In accordance with Rule 461 under the Securities Act of 1933, as amended, TripBorn, Inc. (the “Registrant”), hereby requests that the effective date of such Registration Statement on Form S-1 filed by the Registrant with the U. S. Securities and Exchange Commission (the “Commission”), be accelerated so that the same may become effective at 4:30 p.m. on Wednesday, September 27, 2017, or as soon thereafter as practicable.

  In addition, the Registrant hereby acknowledges that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Alexander McClean of Harter Secrest & Emery LLP at (585) 232-6500.

Very truly yours,

TripBorn, Inc.

By:	/s/ Richard J. Shaw
Richard J. Shaw
Chief Financial Officer and Treasurer